UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission File Number: 001-38409

Mogo Inc.
(formerly known as Mogo Finance Technology Inc.)

2100-401 West Georgia St.

Vancouver, British Columbia

V6B 5A1, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K/A in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K/A in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mogo Inc.

Date: July 3, 2019	By:	/s/ Gregory Feller
Name: Gregory Feller
Title: President & Chief Financial Officer

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Form 6-K/A Exhibit Index

Exhibit Number	Document Description

99.1	Material change report dated July 2, 2019 announcing completion of business combination of Mogo Inc. (formerly Difference Capital Financial Inc.) and Mogo Finance Technology Inc.*

99.2	Notice of Articles and Articles of Mogo Inc.*

99.3	First Supplemental Convertible Debenture Indenture dated June 21, 2019 between Mogo Inc., Mogo Finance Technology Inc. and Computershare Trust Company of Canada

99.4	Subordination Agreement dated June 21, 2019 between Mogo Inc., DB FSLF 50 LLC and Computershare Trust Company of Canada *

99.5	Notice of Change of Corporate Structure dated June 26, 2019 of Mogo Inc. and Mogo Finance Technology Inc.*

* Previously filed

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